DAVIS | LEGAL ADVISORS SINCE 1892
LLP

08006278

FROM THE OFFICE OF	Claudia Tsao
DIRECT LINE	604.648.3115
DIRECT FAX	604.687.1612
E-MAIL	ctsao@davis.ca

FILE NUMBER 67952-00001

December 3, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

SEC
Mail Processing
Section

DEC 11 2008

Washington, DC
103

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per: Claudia

Claudia Tsao
Legal Administrative Assistant

PROCESSED
DEC 22 2008 E
THOMSON REUTERS

dw 12/18

Encls.

Date: December 2, 2008 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	Form 28 - Annual Return Extra-Provincial Company sent for filing on August 14, 2008
(iv)	Nunavut	Form 27 - Annual Return Extra-Territorial Corporation filed on September 24, 2008

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements ("MI 51-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	N/A
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A

(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A

(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	N/A
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Nunavut

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN
EXTRA-TERRITORIAL CORPORATION

FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED – DÉPÔT
No.: ET-8700
Date: 24 Sept 08
Karen Haversock
DEPUTY/REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

Paragon Minerals Corporation

2) This return contains information current to and including — Le présent rapport contient les renseignements les plus récents en date du

SEC
Mail Processing
Section

	MM	DD / J	
MONTH AND DAY OF INCORPORATION OR AMALGAMATION	07	04	MOTS ET JOUR DE CONSTITUTION OU DE FUSION

	YYYY/ANNÉE	
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	2008	ANNÉE APPLICABLE AU RAPPORT

DEC 11 2008

Washington, DC

3) Is the address of the registered office and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

Les adresse du bureau enregistré et de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

L'adresse actuelle du siège social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés?

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposé aupés du registraire des sociétés?

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?

YES ☑ OUI
NO ☐ NON

Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

IF THE ANSWER TO ANY OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administateur, dirigeant ou avocat)
July 29/08	[signature]	Director

Newfoundland Labrador

Department of Government Services
Commercial Registrations Division
Registry of Companies

THE CORPORATIONS ACT
FORM 28
ANNUAL RETURN – EXTRA-PROVINCIAL COMPANY (Section 408)
NOTE: A FEE OF **$200** IS REQUIRED
(Please make cheque payable to the **Newfoundland Exchequer Account**)

Return of Paragon Minerals Corporation for the period
(name of company)
Ending July 31, 2008.

(a) The authorized share capital of the Company consists of:
Unlimited number of common shares without par value.

(b) The names and addresses of the persons who at the date of the return are the directors of the Company (use additional sheet if required):
Please see attached Schedule "A"

(c) The full address of the **registered office** outside of Newfoundland and Labrador is:
2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7

(d) The full address of the **chief place of business (if different than registered office)** outside Newfoundland and Labrador is
Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6

(e) The full address of the **registered office** in Newfoundland and Labrador is
Suite 900, Atlantic Place, 215 Water Street, St. John's, Newfoundland A1C 6C9

(f) The name and address of the Attorney for Service is Gary Peddle of Benson Myles at Suite 900, Atlantic Place 215 Water Street, St. John's, Newfoundland A1C 6C9

Signed and presented for filing by Michael Vande Guchte, President & CEO
Name (Please Print) - Director (or Secretary or other officer)

Date: July 29 /08

Signature Director (or Secretary or other officer)

SCHEDULE "A"

(b) The names and addresses of the persons who at the date of the return are the directors of the Company

Name of Director	**Address**
Michael Vande Guchte	Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
David W. Adamson	Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
James Garfield MacVeigh	Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
Gordon J. Soneff	291 Darlington Crescent, Edmonton, Alberta T6M 2R9

END